FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

April 13, 2018

001-15170

(Commission File Number)

GlaxoSmithKline plc

(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

THIS DOCUMENT AND ANY ACCOMPANYING DOCUMENTS ARE IMPORTANT AND REQUIRE YOUR IMMEDIATE ATTENTION.

If you are in any doubt as to the action you should take, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, fund manager, solicitor, accountant or other appropriate independent financial adviser duly authorised under the Financial Services and Markets Act 2000 (“FSMA”) if you are resident in the United Kingdom or, if not, from another appropriately authorised independent financial adviser.

This document is a circular relating to the Transaction which has been prepared in accordance with the Listing Rules and approved by the Financial Conduct Authority (“FCA”).

If you sell or have sold or otherwise transferred all of your Ordinary Shares, please forward this document, together with the accompanying documents as soon as possible to the purchaser or transferee or to the stockbroker, bank or other agent through whom the sale or transfer was effected, for delivery to the purchaser or the transferee. If you sell or have sold or otherwise transferred only part of your holding of Ordinary Shares, you should retain this document and the accompanying documents and consult with the bank, stockbroker or other agent through whom the sale or transfer was effected as to the action you should take.

Any person (including, without limitation, custodians, nominees, and trustees) who may have a contractual or legal obligation or may otherwise intend to forward this document to any jurisdiction outside the United Kingdom should seek appropriate advice before taking any such action. The distribution of this document and any accompanying documents into jurisdictions other than the United Kingdom may be restricted by law. Any person not in the United Kingdom into whose possession this document and any accompanying documents come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

GLAXOSMITHKLINE PLC

(Incorporated and registered in England and Wales with registered number 3888792)

PROPOSED BUYOUT OF NOVARTIS’ INTEREST IN

GLAXOSMITHKLINE CONSUMER HEALTHCARE HOLDINGS LIMITED

Circular to Shareholders

and

Notice of General Meeting

Your attention is drawn to the letter from your Chairman which is set out in Part 1 (Letter from the Chairman) of this document and which contains the recommendation of the Board that you vote in favour of the Resolution to be proposed at the General Meeting referred to below. Please read the whole of this document. In particular, your attention is drawn to the section of this document entitled “Risk Factors”, which contains a discussion of certain risk factors that should be taken into account when considering the matters referred to in this document.

Notice of a General Meeting of the Company to be held at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 3.30p.m. on Thursday 3 May 2018 (or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned) is set out at the end of this document. A Form of Proxy for use in connection with the Resolution to be proposed at the General Meeting is also enclosed. Whether or not you intend to attend the General Meeting in person, you are requested to complete the Form of Proxy in accordance with the instructions printed on it and return it as soon as possible by post or (during normal business hours only) by hand but, in any event, so as to be received by the Company’s registrars, Equiniti, no later than 3.30p.m. on Tuesday 1 May 2018 (or, in the case of an adjournment, not later than two business days before the time fixed for the holding of the adjourned meeting). Alternatively, you may appoint a proxy electronically at www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your Form of Proxy. CREST Shareholders may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Equiniti, CREST participant ID RA19. Electronic proxy appointments must be received by no later than 3.30p.m. on Tuesday 1 May 2018 (or, in the case of an adjournment, not later than two business days before the time fixed for the holding of the adjourned meeting). Completion and return of a Form of Proxy (or the electronic appointment of a proxy) will not preclude you from attending and voting in person at the General Meeting, or any adjournment thereof, if you wish to do so and are so entitled.

In the event that they do not attend the General Meeting in person, in order for holders of ADRs to vote upon the Resolution to be proposed at the General Meeting, the enclosed ADR Voting Instruction Form must be returned to the Depositary so as to be received by no later than 12.00 p.m. New York City time on Monday 30 April 2018.

A summary of the action to be taken by Shareholders is set out on page 15 of this document and in the accompanying Notice of General Meeting.

Shareholders on the register of members of the Company at the close of business on 9 April 2018 have been sent this document. The record date for ADR holders was 9 April 2018.

This document does not constitute or form part of any offer or invitation to purchase, otherwise acquire, subscribe for, sell, otherwise dispose of or issue, or any solicitation of any offer to sell, otherwise dispose of, issue, purchase, otherwise acquire or subscribe for, any security.

No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been so authorised. The delivery of this document shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date of this document or that the information in it is correct as at any subsequent time to its date.

Citi, which is authorised in the United Kingdom by the Prudential Regulation Authority (“PRA”) and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for the Company as joint sponsor and joint financial adviser and for no one else in connection with the Transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Transaction and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Citi nor for providing advice in relation to the Transaction or any other matter referred to in this document. Save for the responsibilities and liabilities, if any, of Citi under FSMA or the regulatory regime established thereunder, Citi assumes no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by the Company, or on the Company’s behalf, or by Citi, or on Citi’s behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with the Company or the Transaction. Citi accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.

Greenhill, which is regulated in the United Kingdom by the FCA, is acting exclusively for the Company as joint sponsor and joint financial adviser and for no one else in connection with the Transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Transaction and will not be responsible to anyone other than the Company for providing the protections afforded to clients of Greenhill nor for providing advice in relation to the Transaction or any other matter referred to in this document. Save for the responsibilities and liabilities, if any, of Greenhill under FSMA or the regulatory regime established thereunder, Greenhill assumes no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by the Company, or on the Company’s behalf, or by Greenhill, or on Greenhill’s behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with the Company or the Transaction. Greenhill accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.

J.P. Morgan Cazenove, which conducts its UK investment activities as J.P. Morgan Cazenove and which is authorised in the United Kingdom by the PRA and regulated in the United Kingdom by the FCA and the PRA, is acting exclusively for the Company as joint sponsor and joint financial adviser and for no one else in connection with the Transaction, and will not regard any other person (whether or not a recipient of this document) as a client in relation to the Transaction and will not be responsible to anyone other than the Company for providing the protections afforded to clients of J.P. Morgan Cazenove nor for providing advice in relation to the Transaction or any other matter referred to in this document. Save for the responsibilities and liabilities, if any, of J.P. Morgan Cazenove under FSMA or the regulatory regime established thereunder, J.P. Morgan Cazenove assumes no responsibility whatsoever and make no representations or warranties, express or implied, in relation to the contents of this document, including its accuracy, completeness or verification, or for any other statement made or purported to be made by the

Company, or on the Company’s behalf, or by J.P. Morgan Cazenove, or on J.P. Morgan Cazenove’s behalf, and nothing contained in this document is, or shall be, relied on as a promise or representation in this respect, whether as to the past or the future, in connection with the Company or the Transaction. J.P. Morgan Cazenove accordingly disclaims to the fullest extent permitted by law all and any responsibility and liability whether arising in tort, contract or otherwise which it might otherwise be found to have in respect of this document or any such statement.

THE CONTENTS OF THIS DOCUMENT OR ANY SUBSEQUENT COMMUNICATION FROM THE COMPANY OR THE FINANCIAL ADVISERS OR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, EMPLOYEES OR AGENTS ARE NOT TO BE CONSTRUED AS LEGAL, FINANCIAL OR TAX ADVICE. EACH SHAREHOLDER SHOULD CONSULT HIS, HER OR ITS OWN SOLICITOR, INDEPENDENT FINANCIAL ADVISER OR TAX ADVISER FOR LEGAL, FINANCIAL OR TAX ADVICE.

Capitalised terms have the meanings ascribed to them in the “Definitions” section of this document.

This document is dated 13 April 2018.

IMPORTANT NOTICES

1.	FORWARD-LOOKING STATEMENTS

This document contains statements that are, or may be deemed to be, “forward-looking statements”.

Forward-looking statements can typically be identified by the use of forward-looking terminology, including the terms “anticipates”, “believes”, “could”, “estimates”, “expects”, “intends”, “may”, “plans”, “projects”, “should” or “will”, or, in each case, their negative or other variations or comparable terminology, or by discussions of strategy, plans, objectives, goals, future events or intentions.

These forward-looking statements include all matters that are not historical facts. They appear in a number of places throughout this document and include, but are not limited to, statements regarding the Company’s intentions, beliefs or current expectations concerning, among other things, the Group’s business, results of operations, financial position, prospects, growth, strategies and the industry in which it operates, including concerning the Consumer Healthcare Joint Venture, which is the subject of the Transaction.

By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements are not guarantees of future performance and the actual results of operations of or financial position of the Group, and the developments in the industry in which the Group operates, may differ materially from those described in, or suggested by, the forward-looking statements contained in this document. The same applies in respect of the Consumer Healthcare Joint Venture, which is the subject of the Transaction. In addition, even if the results of operations, financial position and the development of the markets and the industry in which the Group operates are consistent with the forward-looking statements contained in this document, those results or developments may not be indicative of results or developments in subsequent periods. A number of factors could cause results and developments to differ materially from those expressed or implied by the forward-looking statements including, without limitation, general economic and business conditions, industry trends, competition, changes in regulation, currency fluctuations, changes in its business strategy and political and economic uncertainty. Shareholders should specifically consider the factors identified in this document which could cause actual results to differ before making a decision in relation to the Transaction.

Forward-looking statements may, and often do, differ materially from actual results. Any forward-looking statements speak only as at the date of this document, reflect the current views and beliefs of the Board and other members of senior management based on the information currently available to them, and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to the Group’s operations, results of operations and growth strategy. Except as required by the FCA, the LSE or applicable law (including as may be required by the Listing Rules, the Prospectus Rules and the Disclosure Guidance and Transparency Rules), GSK expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this document to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

No statement in this document is intended to be a profit forecast or profit estimate and no statement in this document should be interpreted to mean that the Company’s earnings per share, as altered by the Transaction, will necessarily match or exceed the historical or published earnings per share of the Company.

2.	NO INCORPORATION OF WEBSITE INFORMATION

Neither the content of GSK’s website or Novartis’ website, nor the content of any website accessible from hyperlinks on GSK’s website or Novartis’ website, is incorporated into, or forms part of, this document and investors should not rely on them.

3.	PRESENTATION OF CURRENCIES

Unless otherwise indicated, all references to “£”, “pounds” or “pounds sterling” are to the lawful currency of the United Kingdom and all references to “$”, “US$”, “US dollars” or “United States dollars” are to the lawful currency of the United States.

4.	CER AND AER GROWTH

In order to illustrate underlying performance, it is the Group’s practice to discuss its results in terms of constant exchange rate (“CER”) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in pounds sterling had remained unchanged from those used in the comparative period. CER% represents growth at constant exchange rates. “AER” means actual exchange rates, and growth expressed in terms of AER% represents growth at actual exchange rates.

5.	NON-IFRS MEASURES

The Group uses a number of adjusted, non-IFRS measures to report the performance of our business (as described on page 58 of GSK’s 2017 Annual Report), including in this document. These measures are used by management for planning and reporting purposes and in discussions with and presentations to investment analysts and rating agencies and may not be directly comparable with similarly described measures used by other companies. Non-IFRS measures may be considered in addition to, but not as a substitute for, or superior to, information presented in accordance with IFRS.

6.	ROUNDING

Percentages in tables have been rounded and accordingly may not add up to 100%. Certain financial data have also been rounded. As a result of this rounding, the totals of data presented in this document may vary slightly from the actual arithmetic totals of such data.

ADVISERS AND OTHERS

Joint Sponsors and Joint Financial Advisers	Citigroup Global Markets Limited
Citigroup Centre
33 Canada Square
Canary Wharf
London
E14 5LB

Greenhill & Co. International LLP
Lansdowne House
57 Berkeley Square
London
W1J 6ER

J.P. Morgan Securities plc
25 Bank Street
Canary Wharf
London
E14 5JP

Legal Adviser to GSK	Slaughter and May
One Bunhill Row
London
EC1Y 8YY

Legal Adviser to the Joint Sponsors	Herbert Smith Freehills LLP
Exchange House
Primrose Street
London
EC2A 2EG

Reporting Accountants to GSK	PricewaterhouseCoopers
1 Embankment Place
London
WC2N 6RH

Registrar	Equiniti Limited
Aspect House
Spencer Road
Lancing
BN99 6DA

Depositary	The Bank of New York Mellon
101 Barclay Street
New York
NY 10286

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Announcement of the Transaction	27 March 2018

Publication and posting of this document, the Notice and the Form of Proxy.	13 April 2018

Latest time and date for receipt of ADR Voting Instructions Forms	12.00p.m. (New York City time) on 30 April 2018

Latest time and date for receipt of Forms of Proxy and CREST Proxy Instructions	3.30p.m. on 1 May 2018

General Meeting (see note 2)	3.30p.m. on 3 May 2018

Expected date of Completion	1 June 2018

Notes:

1.	All references in this document are to London times unless otherwise stated.

2.	The dates and times given in this document are based on the Company’s current expectation and may be subject to change. In particular, the General Meeting will commence at the time fixed or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned.

3.	Any changes to the timetable set out above will be announced to Shareholders.

4.	Any person who holds Ordinary Shares (including those underlying ADRs) through a broker or nominee is advised to contact his or her broker or nominee as soon as possible to confirm the latest time and date by which he or she must submit voting instructions and the process required to do so.

PART 1

LETTER FROM THE CHAIRMAN

GlaxoSmithKline plc (“GSK” or the “Company”)

(Incorporated and registered in England and Wales with registered number 3888792)

Directors	Registered office

Philip Hampton	980 Great West Road
Emma Walmsley	Brentford
Simon Dingemans	Middlesex
Dr Hal Barron	TW8 9GS
Manvinder Singh Banga
Professor Sir Roy Anderson
Dr Vivienne Cox
Lynn Elsenhans
Dr Laurie Glimcher
Dr Jesse Goodman
Judy Lewent
Urs Rohner

13 April 2018

Dear Shareholder,

1.	Introduction

On 27 March 2018, GSK announced that it had entered into a binding conditional agreement with Novartis to acquire Novartis’ 36.5% interest in the Consumer Healthcare Joint Venture for consideration of $13 billion (subject to the adjustments set out in paragraph 4 below) (the “Transaction”).

Novartis’ interest in the Consumer Healthcare Joint Venture arose following the combination of certain parts of GSK’s consumer healthcare business with Novartis’ OTC business in 2015.     The combination created a world-leading consumer healthcare business with category-leading positions in Wellness, Oral Health and Skin Health. At the time of the combination, GSK announced targeted total annual cost savings of at least £400 million. These have now been delivered, ahead of schedule. As a result of this Transaction, GSK will acquire full ownership of the Consumer Healthcare Joint Venture, which holds the Novartis OTC business that was contributed to the Consumer Healthcare Joint Venture in 2015.

Under the terms of the Shareholders’ Agreement entered into in connection with the original transaction, Novartis has the right, exercisable from 2 March 2018 to 2 March 2035 (subject to certain prohibited periods), to require GSK to purchase its stake (or specified tranches of it) in the Consumer Healthcare Joint Venture at a price determined through a methodology that requires the Consumer Healthcare Joint Venture to be valued as if it were a stand-alone publicly traded company with no premium or discount applied to the implied market-based price (with the value of Novartis’ stake being 36.5% of that market value). As part of the Transaction, GSK and Novartis have agreed that, instead of utilising the JV Put Option mechanism set out in the Shareholders’ Agreement, a negotiated transaction offers greater certainty to both parties and an accelerated timeline to completion. Both companies have also agreed that, whilst a negotiated transaction offers these benefits, the Transaction Consideration should still be agreed using a valuation methodology consistent with that which would have been used had the JV Put Option been exercised in accordance with the Shareholders’ Agreement.

2.	Related party transaction

As the agreed Transaction does not follow the procedure and precise terms of the JV Put Option previously approved by Shareholders in 2014, and also because Novartis is a related party of GSK for the purposes of the Listing Rules by virtue of its 36.5% interest in the Consumer Healthcare Joint Venture, it is necessary for this Transaction with Novartis to be approved by Shareholders. Accordingly, this Transaction is conditional, amongst other things, upon approval by Shareholders of the Resolution. If Novartis were to have exercised their JV Put Option (or were they so to do in the future if the Resolution is not approved by Shareholders), its completion in accordance with the terms of the Shareholders’ Agreement would not require Shareholders’ further approval, since the terms of the JV Put Option were previously approved by Shareholders at the general meeting held on 18 December 2014.

A General Meeting of Shareholders has been scheduled to take place at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 3.30p.m. on Thursday 3 May 2018 (or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned) for the purpose of seeking approval of the Transaction by Shareholders under the Listing Rules. A summary of the action to be taken by Shareholders is set out in paragraph 11 below.

The purpose of this document is to provide you with the details of the Transaction, to explain why the Board considers the Transaction to be in the best interests of the Company and its Shareholders as a whole and, accordingly, why the Board unanimously believes that you should vote in favour of the Resolution at the General Meeting. Should Shareholders approve the Resolution, Completion is expected to take place on 1 June 2018.

If the Resolution is not approved by Shareholders, the JV Put Option will remain in place and will not expire until 2 March 2035.

3.	Background to and reasons for the Transaction

The Consumer Healthcare Joint Venture is one of the world’s largest consumer healthcare businesses, with category-leading positions in Wellness, Oral Health and Skin Health.

On 2 March 2015, GSK completed a major three-part transaction with Novartis involving consumer healthcare, vaccines and oncology businesses. As part of that transaction, GSK and Novartis formed the Consumer Healthcare Joint Venture to hold a combination of the majority of GSK’s consumer healthcare business and all of Novartis’ OTC business. Some elements of GSK’s consumer healthcare business remain outside the Consumer Healthcare Joint Venture, including GSK’s Indian and Nigerian publicly-listed businesses, as well as some local go-to-market capabilities in smaller territories where this activity is shared with GSK’s pharmaceutical business. The Consumer Healthcare Joint Venture accounts for nearly 90% of the external turnover of GSK’s Consumer Healthcare Segment.

With category-leading power brands, a strong focus on delivering science-based innovation and a continuing plan for delivering further operational efficiencies, the combined consumer healthcare business is now well positioned to deliver sales growth, operating margin improvements and attractive returns. The acquisition of full ownership of the Consumer Healthcare Joint Venture will allow GSK to retain 100% of the value and financial benefits from the future performance of the business.

3.1	Performance of the Consumer Healthcare Joint Venture

Total turnover for the Consumer Healthcare Joint Venture in 2017 was £7,003 million (2016: £6,530 million), which included £107 million of sales to Group companies (2016: £156 million) and £6,896 million of external sales (2016: £6,374 million), representing 89% of the Consumer Healthcare Segment turnover (2016: 89%) reported by GSK. Turnover for the Consumer Healthcare Joint Venture grew 7% AER and 2% CER in FY 2017. Approximately 13% of the Consumer Healthcare Joint Venture turnover was generated from products launched in the three years to 31 December 2017.

Consumer Healthcare Joint Venture	2017 £m	2016 £m	AER[1] growth	CER[1] growth

Turnover	7,003	6,530	7%	2%

Adjusted Operating Profit	1,354	1,100	23%	11%
Adjusted Operating Profit as a percentage of Turnover	19.3%	16.8%
Acquisition accounting, disposals and other	(14)	39
Major restructuring costs	(155)	(238)
Intangible asset impairment	(172)	(16)
Intangible asset amortisation	(22)	(15)

Total operating profit	991	870	14%	—
Finance income	11	17
Finance expense	(18)	(19)
Taxation[2]	227	(208)

Total profit after tax	1,211	660	83%	67%

[1]	AER (Actual Exchange Rates) and CER (Constant Exchange Rates) are defined on page 6 of this document.
[2]	Total profit after tax included an accounting credit in respect of Swiss tax reform of £483 million, arising from the revaluation of deferred tax liabilities on acquired consumer healthcare brands to reflect a reduction in the headline Swiss tax rate.

3.2	Background to and Benefits of the Transaction to GSK

The Transaction has a number of benefits for GSK:

•	The Transaction is consistent with the stated strategy of the Group and its capital allocation framework.

The Directors believe that owning a consumer healthcare business as one of its three core businesses offers strategic benefits in today’s healthcare environment including, in particular, providing the Group with stable and improving cash flow, which in turn enhance the sustainability of the Group’s overall growth and returns.

The Directors also believe that these strategic benefits for the Group need to be monitored and balanced against the need for each of its pharmaceuticals, vaccines and consumer healthcare businesses to deliver individually competitive performance and results.

In July 2017, the Group’s updated capital allocation priorities were presented to Shareholders and the broader market. To strengthen the allocation of capital across the Group and to ensure that it is allocated to where the most attractive returns are available, the Group implemented at that time a clear set of priorities for its capital, driven by its focus on innovation, performance and trust. GSK announced that its highest priority would be to invest in the business in three key areas to drive long-term growth and returns. The key areas for investment are, firstly, the pharmaceuticals pipeline, secondly, the acquisition of full ownership of the Consumer Healthcare Joint Venture and, thirdly, the expansion of GSK’s vaccines capacity, particularly in support of its new meningitis and Shingrix products.

After investment in the business, prioritised as described above, GSK’s next priority is to deliver returns to Shareholders through payment of dividends. There is no change to GSK’s dividend policy as a result of the Transaction and GSK continues to expect to pay a dividend of 80 pence per Ordinary Share for 2018.

The third priority for the use of capital is other larger scale M&A activity, where it meets strict returns criteria.

The Directors believe that acquisition of 100% ownership of the Consumer Healthcare Joint Venture will allow GSK to receive the full future value and financial benefits available from the innovation and performance of the business. With category-leading power brands, an ambition to drive a high-performance culture, a strong focus on science-based innovation and a continuing plan for delivering operational efficiencies, the Consumer Healthcare Joint Venture is well positioned to deliver sales growth, operating margin improvements and attractive returns. The Group has targeted a Consumer Healthcare Segment Operating Profit Margin of 20%+ by 2020 (at 2015 CER) and remains on track to deliver that target. GSK now expects further performance improvements and is targeting a Consumer Healthcare Segment Operating Profit Margin approaching the mid-20%’s by 2022 (at 2017 CER).

•	The Transaction is expected to be immediately accretive to earnings and free cash flow

The Transaction is expected to be accretive to Total Earnings and Adjusted Earnings once the Transaction is completed. It is also expected to strengthen free cash flow. Together with the Group’s new launch opportunities and expected operational improvements, these financial benefits further support GSK’s increased confidence in its ability to deliver its 2020 outlook for the Group and to invest effectively in its other priorities, including pharmaceutical R&D.

•	The Transaction reduces uncertainty and improves the Group’s ability to allocate capital

The uncertainty around the timing of Novartis’ exit, and the valuation of Novartis’ stake at that point, creates inherent uncertainty for the Group’s and its capital planning. The Transaction removes this uncertainty and improves the Group’s ability to plan the allocation of capital to its key priorities.

3.3	Existing put option arrangements with Novartis

As of the date of this document, the GSK Group controls the Consumer Healthcare Joint Venture with an equity interest of 63.5%, with the Novartis Group holding the remaining equity interest of 36.5%.

GSK, Novartis and certain of their respective affiliates are parties to the Shareholders’ Agreement in respect of the Consumer Healthcare Joint Venture, the terms of which were described in GSK’s circular to Shareholders dated 20 November 2014, and which are also described in paragraph 6.1 of Part 4. Pursuant to the Shareholders’ Agreement, Novartis has the right, exercisable from 2 March 2018 to 2 March 2035 (other than in certain specified prohibited windows), to require GSK to purchase its stake (or specified tranches of it) in the Consumer Healthcare Joint Venture at a price equivalent to the then-prevailing fully-distributed public trading market value of that stake, as determined according to the methodology provided in the Shareholders’ Agreement (the “JV Put Option”).

Since the formation of the Consumer Healthcare Joint Venture in 2015, GSK has been required to recognise the present value of the estimated redemption value of the liability represented by the JV Put Option in full in its quarterly and full-year financial statements. As at 31 December 2017, being the date to which the Group’s latest published audited full year financial results have been prepared prior to the Latest Practicable Date, the present value of the liability represented by the JV Put Option was £8,606 million, assuming completion of the JV Put Option in the middle of 2018 (or £8,900 million on an undiscounted basis).

If this Transaction is not approved by Shareholders, then the JV Put Option will continue to be exercisable by Novartis in accordance with the terms of the Shareholders’ Agreement.

3.4	Negotiation of the Transaction

The Shareholders’ Agreement does not give GSK a unilateral right to acquire Novartis’ stake at its discretion. In early 2018, whilst GSK was considering the merits of an acquisition of Pfizer’s consumer healthcare business, a transaction that would have required Novartis’ consent under the terms of the Shareholders’ Agreement, it became apparent that Novartis was willing to consider a buyout of its interest in the Consumer Healthcare Joint Venture, on a mutually acceptable accelerated timeline rather than at a future date chosen by Novartis. The parties agreed that a negotiated outcome offered greater certainty on timing and amount, but also agreed that the negotiation should be conducted using a valuation methodology consistent with the methodology that would have been used had the JV Put Option been exercised in accordance with the Shareholders’ Agreement (i.e. valuing the Consumer Healthcare Joint Venture as if it were a separate publicly traded company with no premium or discount applied).

The Transaction has therefore been agreed between GSK and Novartis on an accelerated basis and is not the result of a formal exercise of the JV Put Option by Novartis under the Shareholders’ Agreement. As at the date of announcement of the Transaction, the agreed Transaction Consideration was within 3% of the undiscounted valuation of the liability for the JV Put Option reflected in GSK’s most recent published audited balance sheet.

The Break Fee was agreed with Novartis because the Transaction is conditional on the approval of Shareholders, and because Novartis is prohibited from exercising the JV Put Option to initiate a sale of its interest in the Consumer Healthcare Joint Venture during the period between signing and Completion or termination of the Transaction. Therefore, Novartis, which does not require the approval of its shareholders in order to complete the Transaction, is exposed to the risk that the Transaction is not able to complete in the event that the Resolution is not approved by Shareholders. An exercise of the JV Put Option and its subsequent completion under the terms of the Shareholders’ Agreement would not require further approval, since the JV Put Option has already been approved by Shareholders at the general meeting held on 18 December 2014.

4.	Principal terms and conditions of the Transaction

This section summarises the principal terms and conditions of the Transaction, further details of which are set out in Part 2 of this document.

GSK, the GSK JV Shareholder, Novartis, the Novartis JV Shareholders and the Consumer Healthcare Joint Venture entered into the Put Option Implementation Agreement on 27 March 2018 to provide for the buyout of Novartis’ 36.5% interest in the Consumer Healthcare Joint Venture at an agreed value. Subject to satisfaction of the conditions to Completion, the Transaction will take place pursuant to the Put Option Implementation Agreement by the Consumer Healthcare Joint Venture reducing its share capital by cancelling the Novartis JV Shares (or any such alternative means as are agreed by the parties to transfer the Novartis JV Shares to the GSK JV Shareholder). As a result of the Cancellation (or a transfer of the Novartis JV Shares to the GSK JV Shareholder), the Novartis JV Shares will cease to exist (in the case of the Cancellation) or be transferred to the GSK JV Shareholder such that the Novartis JV Shareholders will cease to have any interest in the Consumer Healthcare Joint Venture, meaning that, following the Transaction, 100% of the shares in the Consumer Healthcare Joint Venture will be owned by the GSK Group. The Shareholders’ Agreement will terminate on Completion.

Upon the Cancellation taking effect (or transfer being effected), the Consumer Healthcare Joint Venture or the GSK JV Shareholder (as applicable) will pay to the Novartis JV Shareholders consideration of $13 billion, which will be subject to a post-Completion true-up that ensures that Novartis receives its agreed share of the Consumer Healthcare Joint Venture’s cash generated in the period to Completion.

The Transaction constitutes a related party transaction for GSK for the purposes of the Listing Rules and is therefore conditional upon the approval by Shareholders of the Resolution at the General Meeting. The Transaction is also conditional on there being no governmental orders restraining or prohibiting the Transaction.

Novartis will be entitled to a break fee of $200 million (the “Break Fee”): (i) in the event that Shareholders vote on the Resolution at the General Meeting and do not approve it; (ii) the GSK Board adversely changes, withdraws or qualifies the GSK Board Recommendation (subject to repayment if shareholder approval is then obtained within eight weeks of such change, withdrawal of qualification); or (iii) no Shareholder vote is held in relation the Transaction by 31 August 2018. The Break Fee arrangement is not conditional on approval of the Resolution by Shareholders.

By virtue of Novartis being a related party of GSK under the Listing Rules, the Break Fee constitutes a smaller related party transaction within LR 11.1.10R of the Listing Rules. GSK has obtained written confirmation from Citi, Greenhill and J.P. Morgan Cazenove, as joint sponsors, that the terms of the Break Fee are fair and reasonable as far as Shareholders are concerned. This advice has been given notwithstanding that, if the Transaction is not completed, Novartis will be able to exercise the JV Put Option under the terms of the Shareholders’ Agreement approved by Shareholders in December 2014.

5.	Financing of the Transaction

The Transaction Consideration payable on Completion is expected to be funded, in whole or in part, from the proceeds of the facilities (which are conditional, inter alia, on the Completion of the Transaction becoming unconditional) provided by the Lenders (further details of the facilities are set out in paragraph 6.2 of Part 4 of this document). GSK may decide to fund all or part of the Transaction Consideration by using GSK’s available cash resources or by raising funds in a different manner, including, without limitation, issuing debt securities or by borrowing from other resources. The Company has received confirmation from both S&P and Moody’s that the Transaction will not result in any change to its current debt ratings.

6.	Financial effects of the Transaction

The Transaction is expected to be accretive to Total Earnings and Adjusted Earnings in 2018 once the Transaction is completed and thereafter and is also expected to strengthen free cash flow. The improvement in earnings and free cash flow delivery is expected to enhance GSK’s ability to invest in the pharmaceuticals pipeline in the medium term.

The acquisition of Novartis’ non-controlling interest in the Consumer Healthcare Joint Venture will not, however, have a significant impact on operating profit in the short term, since the Consumer Healthcare Joint Venture is already fully consolidated in GSK’s results. This means that 100% of the operating profit of the Consumer Healthcare Joint Venture is already included within GSK’s consolidated operating profit. By contrast, the Group’s earnings and free cash flow are stated after deduction of the earnings or dividends from the Consumer Healthcare Joint Venture currently attributable to Novartis’ interest.

6.1	Total and Adjusted Earnings benefits

The Transaction is expected to be accretive to Total Earnings and Adjusted Earnings, once the Transaction is completed. The accretion reflects the reduction in the non-controlling interest line of the income statement following acquisition of Novartis’ share of the Consumer Healthcare Joint Venture’s total earnings, which was £415 million in FY 2017 (FY 2016: £203 million). The reduction in the non-controlling interest is expected to be only partially offset by any increase in post-tax financing costs associated with the funding of the purchase price, the average pre-tax interest costs of which are expected to be between approximately two and three per cent. per annum.

In addition, after the pre-Completion revaluation of the liability associated with the JV Put Option, Completion of the Transaction will extinguish that liability and will remove the volatility in Total Earnings resulting from its re-measurement over time which has reflected the changing value of the Consumer Healthcare Joint Venture as it has grown and delivered synergy benefits, as well as the impact of changes in exchange rate and other operating assumptions.

The Directors believe that, over time, full control of the Consumer Healthcare Joint Venture is expected to allow GSK to improve the profitability of the business and additional targets have been set accordingly. The Directors now expect the Consumer Healthcare Segment Operating Profit Margin to be approaching the mid-20%’s by 2022 (at 2017 CER).

6.2	Free cash flow benefits

The Transaction is expected to be accretive to free cash flow. This is driven by the avoidance of future dividends paid by the Consumer Healthcare Joint Venture to the Novartis Shareholders following Completion. These amounted to £420 million in FY 2017 (FY 2016: £346 million). This benefit will only be partially offset by any increase in post-tax financing costs associated with the funding of Transaction Consideration.

6.3	Balance Sheet

The liability associated with the JV Put Option and the non-controlling interest representing Novartis’ stake in the Consumer Healthcare Joint Venture will be extinguished by the Transaction. These amounted to £8,606 million and £3,631 million respectively at 31 December 2017 (2016: £7,420 million and £3,755 million respectively).

7.	Management of the Consumer Healthcare Joint Venture

Brian McNamara is the Chief Executive Officer of the Consumer Healthcare Joint Venture and is a member of the JV Board. He was appointed in 2016, having previously held the position of Head of Europe & Americas in the Consumer Healthcare Joint Venture. He joined GSK from Novartis following completion of the three-part transaction with Novartis and has been a member of GSK’s Consumer Healthcare Executive Team since 2015. Prior to joining GSK, Brian spent eleven years at Novartis and sixteen years at Procter & Gamble.

In October 2017, Tobias Hestler joined the management team of the Consumer Healthcare Joint Venture as SVP Finance Consumer Healthcare and member of the JV Board. Prior to joining GSK, Tobias was Chief Financial Officer for Novartis’ Sandoz Division. He joined Novartis in 1995 in the former Ciba-Geigy organisation and later held finance roles of increasing responsibility for animal health and Sandoz in the US, Germany and Switzerland. In 2010, he was named Chief Financial Officer for the former Novartis consumer health division.

It is expected that the management team of the Consumer Healthcare Joint Venture will continue to manage the consumer healthcare business following Completion.

The JV Board currently comprises directors from both GSK and Novartis. Emma Walmsley, GSK’s Chief Executive Officer, is Chairman of the JV Board. Following Completion, the four Novartis JV Directors will no longer be members of the JV Board.

8.	Strategic review

GSK is initiating a strategic review of Horlicks and its other consumer healthcare nutrition products, potentially to support funding of the Transaction, and to drive increased focus on OTC and Oral Health categories. Combined sales of Horlicks and other consumer healthcare nutrition products were approximately £550 million in 2017.

The majority of Horlicks and other nutrition products sales are generated in India, with the Horlicks range widely recognised as a portfolio of leading nutrition products. In India, these products are sold by GlaxoSmithKline Consumer Healthcare Ltd, a public company listed on the National Stock Exchange (NSE) and Bombay Stock Exchange (BSE). The strategic review will include an assessment of GSK’s 72.5% shareholding in that company.

GSK expects the outcome of the strategic review to be concluded around the end of 2018. There can be no assurance that the review process will result in any transaction.

India remains a priority market for GSK investment and growth. The consumer healthcare business will continue to invest in growth opportunities for its OTC and Oral Health brands, such as Sensodyne and Eno. The Group is also actively investing in its pharmaceutical and vaccines businesses, including building new manufacturing capacity in Vemgal, Karnataka and Nashik.

9.	General Meeting

As the Transaction constitutes a related party transaction for the Company under the Listing Rules, it will be necessary for Shareholders to approve the Transaction. The General Meeting has been convened for this purpose. Set out at the end of this document is a Notice convening the General Meeting. The General Meeting will be held at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 3.30p.m. on Thursday 3 May 2018 (or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned). The Transaction is conditional upon the approval by Shareholders of the Resolution at the General Meeting (and there being no governmental orders restraining or prohibiting the Transaction).

The Company is calling the General Meeting on 14 clear days’ notice, in line with the annual authority granted by Shareholders at the Company’s annual general meeting in 2017. The Board believes that it is to the advantage of Shareholders as a whole to complete the Transaction as soon as possible and that holding the General Meeting immediately after the Company’s annual general meeting convened for the same date will be significantly more convenient for Shareholders already planning to attend and/or vote in connection with the annual general meeting than convening the General Meeting for a date soon afterwards.

Only holders of Ordinary Shares (including those underlying ADRs) are entitled to vote at the General Meeting.

As at the Latest Practicable Date, neither Novartis, nor any of its respective associates hold any Ordinary Shares. However, in the event that Novartis, or any of its associates, acquire any Ordinary Shares after the Latest Practicable Date, Novartis has undertaken to the Company that it will not, and will take all reasonable steps to ensure that its associates will not, vote in relation to the Resolution.

10.	Further information

Shareholders should read the whole of this document in respect of the Transaction and not just rely on the summarised information. In particular, your attention is drawn to the Risk Factors set out in Part 3 of this document.

11.	Action to be taken

You will find enclosed with this document a Form of Proxy for use at the General Meeting.

Whether or not you intend to attend the General Meeting in person, you are asked to complete the Form of Proxy in accordance with the instructions printed on it and return it to the Company’s registrars, Equiniti, so as to arrive as soon as possible, but in any event so as to be received by no later than 3.30p.m. on Tuesday 1 May 2018.

Alternatively, you may appoint a proxy electronically at www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your Form of Proxy. If you hold shares in CREST, you may appoint a proxy by completing and transmitting a CREST Proxy Instruction to Equiniti, (CREST participant ID RA19). Electronic proxy appointments must be received no later than 3.30p.m. on Tuesday 1 May 2018.

Completion and return of the Form of Proxy or the electronic appointment of a proxy will not prevent you from attending and voting in person if you wish to do so (and are so entitled).

Further details on proxy appointments and the action to be taken are set out in the Notice at the end of this document.

In the event that they do not attend the General Meeting in person, in order for holders of ADRs to vote upon the Resolution to be proposed at the General Meeting, the enclosed ADR Voting Instruction Form must be return to the Depositary so as to be received by no later than 12.00 p.m. New York City time on Monday 30 April 2018.

12.	Recommendation

The Board, which has been so advised by Citi, Greenhill and J.P. Morgan Cazenove, considers the terms of the Transaction to be fair and reasonable as far as Shareholders are concerned. In providing their advice to the Board, Citi, Greenhill and J.P. Morgan Cazenove have taken into account the Board’s commercial assessment of the Transaction.

The Board considers the Transaction and the Resolution to be in the best interests of the Company and its Shareholders as a whole. Accordingly, the Board unanimously recommends that you vote in favour of the Resolution to be proposed at the General Meeting, as the Directors intend to do in respect of their own beneficial holdings of 441,351 Ordinary Shares representing, in aggregate, approximately 0.01 per cent. of the issued share capital of the Company (excluding Ordinary Shares held in treasury) as at 11 April 2018, being the latest practicable date prior to the publication of this document.

Yours faithfully

Philip Hampton

Chairman

PART 2

PRINCIPAL TERMS AND CONDITIONS OF THE TRANSACTION

1.	Put Option Implementation Agreement

1.1	Parties and structure

The Put Option Implementation Agreement was entered into on 27 March 2018 between GSK, the GSK JV Shareholder, Novartis, the Novartis JV Shareholders and the Consumer Healthcare Joint Venture. The parties to the Put Option Implementation Agreement are the parties to the Shareholders’ Agreement.

Pursuant to the terms of the Put Option Implementation Agreement, the parties have conditionally agreed that Novartis will be bought out of the Consumer Healthcare Joint Venture. The Put Option Implementation Agreement provides that, unless alternative means are agreed by the parties to transfer the Novartis JV Shares to the GSK JV Shareholder, this will be achieved by the Consumer Healthcare Joint Venture cancelling the Novartis JV Shares by carrying out a reduction of capital in respect of those shares. Upon the reduction of capital taking effect, the Novartis JV Shares will be cancelled and, consequently, the Group will hold 100% of the shares in the Consumer Healthcare Joint Venture.

1.2	Consideration

The consideration payable by the Consumer Healthcare Joint Venture (or by the GSK JV Shareholder, as applicable) to the Novartis JV Shareholders in respect of the Cancellation (or transfer, as applicable) is $13 billion, which will be subject to a post-completion true-up which ensures that Novartis receives its agreed share of the Consumer Healthcare Joint Venture’s cash generated in the period to Completion.

1.3	Conditions to Completion

The Transaction is conditional on the following matters:

Shareholder approval of the Resolution

The Transaction constitutes a related party transaction for GSK for the purposes of the Listing Rules and is therefore conditional upon approval of the Resolution by Shareholders at the General Meeting.

GSK has agreed that the Board will recommend that Shareholders vote in favour of the Transaction at the General Meeting (and such recommendation is set out at paragraph 12 of Part 1 of this document).

The GSK Board Recommendation is subject to provisions that allow it to be withdrawn on account of the Directors’ fiduciary duties. GSK’s obligations in respect of publishing this document and convening the General Meeting are also subject to the fiduciary duties of the Directors.

No supervening illegality

The Transaction is also conditional on there being no governmental orders restraining or prohibiting the Transaction.

1.4	Break fee

Novartis will be entitled to the Break Fee of $200 million if:

•	Shareholders vote on the Resolution at the General Meeting and do not approve it;

•	the Board adversely changes, withdraws or qualifies the GSK Board Recommendation (subject to repayment if shareholder approval is then obtained within eight weeks of such change, withdrawal of qualification); or

•	no Shareholder vote is held in relation to the Transaction by 31 August 2018.

By virtue of Novartis being a related party of GSK under the Listing Rules, the Break Fee arrangement, which is not conditional on approval by Shareholders, constituted a smaller related party transaction within LR 11.1.10R of the Listing Rules. GSK obtained written confirmation from Citi, Greenhill and J.P. Morgan Cazenove, as joint sponsors, that the terms of the Break Fee are fair and reasonable as far as GSK’s shareholders are concerned.

1.5	Conduct before Completion

Pending Completion of the Transaction or termination of the Put Option Implementation Agreement, the Consumer Healthcare Joint Venture will continue to operate its business in the ordinary course and in accordance with the Shareholders’ Agreement, which will continue to operate in accordance with its terms, save for certain modifications, including that:

•	the JV Put Option is disapplied during this period, meaning that the Novartis JV Shareholders are not entitled to serve notice to exercise the JV Put Option and require the GSK JV Shareholder to purchase their Novartis JV Shares in accordance with the Shareholders’ Agreement;

•	GSK’s entitlement to sell its entire holding in the Consumer Healthcare Joint Venture to a third party (subject to Novartis having, as part of any exercise of such sale right by GSK, (i) a right of first refusal to acquire the GSK JV Shares and (ii) a tag right to require a third party purchaser of the GSK JV Shares to purchase the Novartis JV Shares at the same price per share) is disapplied during this period; and

•	the GSK JV Shareholder is permitted to transfer a part of its stake in the Consumer Healthcare Joint Venture to any other wholly-owned subsidiary of GSK.

In addition, the Novartis JV Directors will resign from the JV Board on or before the fifth business day prior to the expected date of Completion (or, if later, the date on which the conditions to Completion are satisfied). This is to ensure that Novartis relinquishes its involvement in the Consumer Healthcare Joint Venture at both board and shareholder level and will mean that the Novartis JV Directors do not authorise or participate in the process to implement the Cancellation.

1.6	Completion date

Completion will take place on the later of:

•	the first business day of the calendar month following the calendar month in which satisfaction (or waiver, as applicable) of the conditions to Completion takes place; and

•	the first business day that is at least the fourth business day after (and excluding) the date on which satisfaction (or waiver, as applicable) of the conditions to Completion takes place.

Accordingly, subject to Shareholders approving the Resolution at the General Meeting, Completion is currently expected to take place on 1 June 2018.

1.7	Pre-closing dividends and true-up following Completion

The Consumer Healthcare Joint Venture will continue to pay dividends to GSK and Novartis in accordance with its established practice until Completion.

The Transaction Consideration is subject to a post-Completion true-up mechanism in respect of distributable cash, which ensures that Novartis receives its agreed share of the Consumer Healthcare Joint Venture’s cash generated in the period between the last regular dividend and Completion. In the event that there has been an overpayment of dividends in the period before Completion, the Novartis JV Shareholders would be required to compensate the Consumer Healthcare Joint Venture in respect of such overpayment.

1.8	Warranties and indemnities

Each of the parties to the Put Option Implementation Agreement has given warranties regarding its capacity and authority to enter into the Transaction and the binding effect of its obligations under the Put Option Implementation Agreement. In addition, Novartis and the Novartis JV Shareholders have given certain warranties regarding the Novartis JV Shareholders’ free and unencumbered title to the Novartis JV Shares.

GSK has agreed to indemnify Novartis and the Novartis JV Shareholders in respect of (i) any loss they suffer as a result of any failure by the Consumer Healthcare Joint Venture to carry out the Cancellation in accordance with applicable law, (ii) any additional steps the Novartis Shareholders are required to take to effect the Cancellation beyond exercising their voting rights in respect of the Novartis JV Shares, and (iii) any failure by the Consumer Healthcare Joint Venture to pay the Transaction Consideration (or any true-up payment).

The Novartis JV Directors have also received, subject to their having resigned in accordance with the Put Option Implementation Agreement, the benefit of an indemnity from GSK in respect of any loss they suffer as a result of the Cancellation.

1.9	Termination

The Put Option Implementation Agreement may be terminated: (i) if agreed in writing between the parties; or (ii) where a party fails to perform its Completion obligations with a specified period of time. The Put Option Implementation Agreement will terminate automatically: (i) if the Break Fee is paid (and, where applicable, there is no subsequent Shareholder vote approving the Transaction within eight weeks); or (ii) if the conditions to Completion have not been satisfied (or, where applicable, waived) by 31 December 2018.

If the Put Option Implementation Agreement is terminated, the Shareholders’ Agreement will continue to operate in accordance with its terms as they existed prior to signing of the Put Option Implementation Agreement, including as regards the JV Put Option.

1.10	Guarantees

GSK has agreed to guarantee the obligations of the GSK JV Shareholder and the Consumer Healthcare Joint Venture under the Put Option Implementation Agreement, including the Consumer Healthcare Joint Venture’s obligation to pay the Transaction Consideration to the Novartis JV Shareholders.

Novartis has agreed to an equivalent guarantee of the obligations of the Novartis JV Shareholders.

PART 3

RISK FACTORS

You should carefully consider the risks and uncertainties described below, together with all other information in this document.

The risk factors in this document set out the necessary disclosure in accordance with the Listing Rules, and do not seek to cover all of the material risks which generally affect the Group or the businesses that are the subject of the Transaction. Further information on the material risks which generally affect the Group are set out in the 2017 Annual Report.

The risks and uncertainties described below represent those known to the Directors as at the date of this document which the Directors consider to be material risks relating to the Transaction, as well as material risks to the Group that will be impacted by the Transaction. However, these risks and uncertainties are not the only ones which, following closing of the Transaction, the Group will face. Additional risks and uncertainties that do not currently exist or that are not currently known to the Directors, or that the Directors currently consider to be immaterial, or which the Directors consider to be material but which are not related to or will not be impacted by the Transaction, could also have a material adverse effect on the Group’s business, results of operations, financial position or prospects.

If any or a combination of these risks actually occurs, the Transaction and/or the relevant business, financial condition, results of operations or prospects of the Group or the Group could be materially and adversely affected. In such case, the price of the Ordinary Shares could decline and you may lose all or part of your investment.

The risks are not intended to be presented in any assumed order of priority. The information given is as at the date of this document and, except as requested by the FCA or required by the Listing Rules or any other applicable law, will not be updated. Any forward-looking statements are made subject to the reservations specified under ‘Forward Looking Statements’ on page 5 of this document.

1.	RISKS RELATING TO THE TRANSACTION

Completion of the Transaction is subject to the satisfaction (or waiver, where applicable) of two conditions which, if not satisfied, may result in the Transaction not proceeding and in the payment by the Company of the Break Fee

Completion of the Transaction is subject to the satisfaction (or waiver, where applicable) of the following conditions:

(A)	the approval of the Resolution by Shareholders at the General Meeting; and

(B)	there being no governmental orders restraining or prohibiting the Transaction.

There is no guarantee that these conditions will be satisfied (or waived, if applicable). If any of the conditions are not satisfied (or waived, if applicable), the Transaction will not complete. If the Transaction fails to complete, the anticipated benefits of the Transaction will not be achieved and the Company may not be able to recover its costs incurred in connection with the Transaction. In certain circumstances where the condition relating to the approval by Shareholders of the Resolution is not satisfied, GSK will also be required to pay the Break Fee of $200 million to Novartis and the JV Put Option would be re-instated, giving Novartis the right to sell its interest in the Consumer Healthcare Joint Venture to GSK again, in accordance with the terms of the existing Shareholders’ Agreement.

Events or developments may occur which have an adverse effect on the Consumer Healthcare Joint Venture and the GSK Group would remain obliged to proceed with the Transaction

Pursuant to the Put Option Implementation Agreement, the Company will only be entitled to terminate the Transaction: (i) if agreed between the parties or (ii) if Novartis and/or the Novartis JV Shareholders fail to perform their obligations at Completion. The Put Option Implementation Agreement will terminate automatically: (i) if the Break Fee is paid (and, where applicable, there is no subsequent Shareholder vote approving the Transaction within eight weeks); or (ii) if the conditions to Completion have not been satisfied (or, where applicable, waived) by 31 December 2018. During the period prior to Completion, events or developments may occur which have an adverse effect on the Consumer Healthcare Joint Venture or the Group but do not entitle GSK to terminate the Transaction. GSK would instead be required, subject to satisfaction of the conditions to the Put Option Implementation Agreement, to proceed to Completion notwithstanding the adverse events or developments, and this could have a material and adverse effect on the business, financial condition and results of the GSK Group.

Risks of executing the Transaction could cause the market price of GSK Shares to decline

The market price of the Company’s Shares may decline as a result of the Transaction, among other reasons, if:

(A)	the Group does not achieve the anticipated benefits of the Transaction as rapidly, or to the extent anticipated by the Board, analysts or investors, or at all;

(B)	the effect of the Transaction on the Company’s financial results is not consistent with the expectations of analysts or investors; or

(C)	Shareholders sell a significant number of Shares following Completion.

The Group is exposed to exchange rate fluctuations in relation to the Transaction

Since the Transaction Consideration is denominated in US dollars whilst the Group’s financial reporting currency is pounds sterling, the Group is potentially exposed to variations in the US dollar-pound sterling exchange rate. If exchange rate fluctuations move adversely against the Group, the pounds sterling cost of the US dollar-denominated Transaction Consideration will increase, although certain hedging transactions have been entered into to mitigate the impact of such adverse exchange rate movements. If any hedging instruments used by the Group are not completely effective and the Group is unable to extend or renew such instruments, this may affect the results of the Group’s operations and financial condition.

Risks associated with the future exercise of the JV Put Option

If the Transaction is not approved by Shareholders or does not otherwise complete for any reason, Novartis will retain the right to exercise the JV Put Option until 2 March 2035. If in the future Novartis exercises the JV Put Option, the value of the Novartis JV Shares will be determined at that time in accordance with the methodology provided in the Shareholders’ Agreement, and that could result in a valuation that is materially different to the Transaction Consideration that has been agreed between Novartis and GSK in respect of the Novartis JV Shares. Furthermore, if in the future Novartis exercises the JV Put Option in accordance with the terms of the Shareholders’ Agreement, no Shareholder approval would be required as such a transaction was previously approved by Shareholders in 2014 in connection with GSK’s major three-part transaction with Novartis.

The Group will have increased financial leverage following the Transaction which may have adverse consequences on the Group’s financial performance

Following the Transaction, the Group will have increased debt obligations and a higher financial leverage. As a result of its higher financial leverage, the debt service charges and other borrowing costs of the Group may increase. In addition, the Group’s debt service and borrowing costs could increase further due to higher interest rates, whether as a result of market-driven fluctuations to floating interest rates or otherwise as required by the Group’s lenders and more stringent borrowing requirements, whether mandated by law or required by lenders. Such increases could adversely affect the Group’s profitability, particularly if any hedging instruments used by the Group are not completely effective and the Group is unable to extend or renew such instruments.

The Group may require additional funding for further capital investment or growth plans over the long term, and the Group may not be able to access such funding on favourable terms

In order to grow its business in accordance with its stated objectives, the Group may seek additional financing for the purposes of capital investment or to fund new acquisitions. The Group may seek to raise additional funds by issuing equity, equity-linked securities or debt securities or by borrowing from banks or other resources. In particular, as a result of the Group’s increased financial leverage following the Transaction, the Company cannot predict with certainty whether such financing would be available on favourable terms, or at all, to the Group. If the Group fails to obtain additional financing on acceptable terms, it may not be able to implement fully new investment or growth plans. Additional debt financing may restrict the commercial and financial flexibility of the Group through additional debt service obligations or restrictive covenants. Any of the foregoing may adversely affect the Group’s business, prospects and results of operations.

2.	EXISTING RISKS RELATING TO THE GROUP THAT WILL BE IMPACTED BY THE TRANSACTION

By undertaking the Transaction, GSK is not acquiring any businesses or products that it does not already control; it is instead increasing its exposure to existing risks in its consumer healthcare business as a result of its ownership of the Consumer Healthcare Joint Venture increasing from 63.5% to 100%. However, since Novartis has a unilateral right to exercise the JV Put Option (which has been disapplied, but will be re-instated should Shareholders not approve the Transaction), GSK is in effect already potentially exposed to these risks in their entirety.

The Consumer Healthcare Joint Venture has operations in countries with high degrees of political, economic and legal uncertainty

The Transaction will result in the GSK Group having a greater exposure, through its increased ownership of the Consumer Healthcare Joint Venture, to a segment of its existing business, some of which is carried out in countries with high degrees of political, economic and legal uncertainty. This may exacerbate the Group’s existing geopolitical risks and risks arising from non-compliance with, or changes to, laws and regulations affecting the Group and/or the interpretation and application of those laws and regulations by governments or regulatory bodies in such jurisdiction. Any change in, or non-compliance with, applicable law and regulation (including additional taxation, additional pricing restrictions, reductions in the protections afforded to intellectual property rights or compulsory licensing, the imposition of international sanctions or non-compliance with local and international anti-bribery and corruption legislation) could materially and adversely affect the operations and financial results of the Consumer Healthcare Joint Venture and the Group.

The Transaction may increase the Group’s exposure to product liability risk

The Consumer Healthcare Joint Venture and the wider Group is subject to a complex regulatory framework in relation to product liability. In order to mitigate its risk in this area, the Group has developed and implemented a set of quality control policies and procedures that are highly tailored to the specific requirements of the Group and the regulatory regimes of the jurisdictions in which it operates. Whilst the Consumer Healthcare Segment is generally considered to be exposed to lower product liability risk than the pharmaceuticals and vaccines segments of the Group, nevertheless, as a result of the Transaction, the Group will have a greater exposure to the risk of product liability claims and related issues in the Consumer Healthcare Joint Venture, which have the potential to do significant damage to the Group’s reputation and adversely affect the results of its operations and financial condition.

Economic conditions and other factors outside the Company’s control may adversely affect consumer and/or retailer spending decisions may adversely impact the business of the Group and, in particular, the business of the Consumer Healthcare Joint Venture

The business of the Consumer Healthcare Joint Venture is affected by changes in consumers’ discretionary spending on consumer healthcare products and any consequent changes in retailers purchasing stocks of consumer healthcare products. The prevailing global economic climate, inflation, levels of employment, real disposable income, salaries, wage rates, interest rates, consumer confidence and consumer perception of economic conditions can all influence customer spending decisions adversely. In turn, retailers’ perception of consumer spending habits can influence retailer spending decisions adversely. The Transaction will increase the Group’s exposure to consumer and retailer spending trends. Whilst sales of consumer healthcare products by the Group have not historically been materially adversely affected by downturns in the global economic climate, there can be no assurance that the foregoing events or factors will not adversely impact the sales of the Consumer Healthcare Joint Venture or the results of operations and financial condition of the Group and, whether before or following the Transaction.

The Group may not be able to develop and commercialise new products in a timely fashion

The future growth of the Consumer Healthcare Joint Venture and, consequently, the Group is to a significant extent dependent on its ability to develop new products or new formulations of existing products.

This development process is both time-consuming and costly and involves a high degree of business risk. The Group must develop, test and manufacture products to meet its own internal specifications as well as all applicable regulatory and safety requirements and it is possible that a new product can fail to make it to market at any stage of this process. Whilst the Consumer Healthcare Joint Venture has a good track record of developing new products, there can be no guarantee that the Group will continue to be able to develop and commercialise new products at the rate required to retain or grow market share. Any failure to develop and commercialise new products in a timely fashion may decrease revenues and/or increase R&D costs and, consequently, may adversely affect the results of the Group’s operations and financial condition.

The Group may not be able to manufacture its products in compliance with good manufacturing practice

Failure to comply with good manufacturing practice or good distribution practice regulations throughout GSK’s in-house and contract manufacturing supply and distribution chains could lead to product supply interruptions and product recalls. As a result of this Transaction, there is increased exposure to these risks within the Consumer Healthcare Joint Venture. The Consumer Healthcare Joint Venture is increasing its reliance on third parties and, in parallel, there is a global network rationalisation programme underway to reduce the number of manufacturing sites within the Consumer Healthcare Joint Venture, both of which may increase the risks to safe and timely supply of products which could have the potential to do significant damage to the Group’s reputation and adversely affect the results of its operations and financial condition.

Determinations made by the Group with respect to the application of tax law may result in the payment of additional amounts for tax

The Transaction will result in the Group having an increased exposure, through its increased ownership of the Consumer Healthcare Joint Venture, to business operations which will be subject to taxation across multiple jurisdictions. The Group will be subject to many different forms of taxation including, but not limited to, income tax, withholding tax, value added tax, transfer pricing rules, commodity tax and social security and other payroll taxes. Tax law and its administration is complex and often requires the Group to make subjective determinations. Tax authorities around the world are increasingly rigorous in their scrutiny of transactions and may not agree with the determinations that are made by the Group with respect to the application of tax law. Such disagreements could result in legal disputes, an increased overall tax rate applicable to the Group and, ultimately, in the payment of additional amounts for tax, which could have a material and adverse effect on the Group’s business, results of operations and financial condition.

PART 4

ADDITIONAL INFORMATION

1.	Registered Office

The registered office of the Company is at 980 Great West Road, Brentford, Middlesex TW8 9GS. The telephone number of the registered office is 020 8047 5000.

2.	Share capital

The total number of issued Ordinary Shares (including those underlying ADRs) as at 11 April 2018 was 5,373,736,008 (with 414,605,950 Ordinary Shares held in treasury). The total number of voting rights in relation to the Company as at 11 April 2018 was 4,959,130,058.

3.	Directors

The names and principal functions of the Directors of the Company are as follows:

Name	Position
Philip Hampton	Non-Executive Chairman

Emma Walmsley	Chief Executive Officer

Simon Dingemans	Chief Financial Officer

Dr Hal Barron	Chief Scientific Officer and President, R&D

Manvinder Singh Banga	Senior Independent Non-Executive Director

Professor Sir Roy Anderson	Independent Non-Executive Director and Scientific & Medical Expert

Dr Vivienne Cox	Independent Non-Executive Director

Lynn Elsenhans	Independent Non-Executive Director

Dr Laurie Glimcher	Independent Non-Executive Director and Scientific & Medical Expert

Dr Jesse Goodman	Independent Non-Executive Director and Scientific & Medical Expert

Judy Lewent	Independent Non-Executive Director

Urs Rohner	Independent Non-Executive Director

4.	Major interests in shares

As at the Latest Practicable Date the Company had received notifications in accordance with the Disclosure Guidance and Transparency Rules of the following notifiable interests in the voting rights in the Company’s issued share capital:

	No. of shares	Percentage* of issued capital (%)
BlackRock, Inc	335,337,360	6.76

*	Percentage of Ordinary Shares in issue, excluding Ordinary Shares held in treasury.

Save as disclosed above, the Company is not aware of any person who had a notifiable interest under the Disclosure Guidance and Transparency Rules as at the Latest Practicable Date.

As at the Latest Practicable Date, the Company was not aware of any person or persons who directly or indirectly, jointly or severally, exercise or could exercise control over the Company, nor is it aware of any arrangement the operation of which may at a subsequent date result in a change in control of the Company.

None of the Company’s major shareholders has or will have different voting rights attached to the Ordinary Shares they hold in the Company.

5.	No significant change

There has been no significant change in the financial or trading position of the GSK Group since 31 December 2017, being the date to which the GSK Group’s latest published audited full year financial results have been prepared.

6.	Material contracts

In addition to the Put Option Implementation Agreement (which is summarised in Part 2 (Principal Terms and Conditions of the Transaction), the following contracts are the only contracts (other than contracts entered into in the ordinary course of business) that (i) Shareholders would reasonably require in making a properly informed assessment of how to vote on the Resolution; and (ii) have been entered into by members of the GSK Group, either (a) within the two years immediately preceding the date of this document which are or may be material; or (b) which contain any provision under which any member of the GSK Group has any obligation or entitlement which is or may be material to the GSK Group as at the date of this document:

6.1	The Shareholders’ Agreement

The Shareholders’ Agreement (the “SHA”) was entered into by GSK, the GSK JV Shareholder, Novartis, the Novartis JV Shareholder and the Consumer Healthcare Joint Venture on 2 March 2015 and, since then, was amended on 30 June 2015, 13 August 2015 and 23 June 2016. It governs the relationship between the JV Shareholders, their respective parent companies, and the management and operation of the Consumer Healthcare Joint Venture.

a)	Shareholdings and management structure

The GSK JV Shareholder currently owns 63.5% of the JV Shares, with the remaining 36.5% owned by the Novartis JV Shareholders.

The SHA provides that, whilst the JV Shareholders retain their existing stake in the Consumer Healthcare Joint Venture, GSK has the right to appoint seven directors to the JV Board and Novartis has the right to appoint four directors to the JV Board. GSK has the right to appoint the Chairman of the JV Board. Appointment or removal of the CEO of the Consumer Healthcare Joint Venture is a matter for the JV Board. Removal of the CFO of the Consumer Healthcare Joint Venture or the appointment of any subsequent CFO is a reserved matter requiring Novartis’ consent.

b)	Reserved matters

The SHA contains a list of customary reserved matters that may not be undertaken by the Consumer Healthcare Joint Venture or any member of its group without the prior approval of Novartis.

Subject to the reserved matters and review by the JV Board, the executive management will have full operational control of the Consumer Healthcare Joint Venture and its group.

c)	Funding and dividends

In the event that the Consumer Healthcare Joint Venture requires funding for any purpose, other than in relation to a Novartis reserved matter, the Consumer Healthcare Joint Venture requests funding from GSK and Novartis pro rata to their respective shareholdings. In the event that Novartis does not wish to participate in that funding, GSK is required to fund the entirety of the requirement. The Consumer Healthcare Joint Venture is not permitted to borrow externally (excluding loans from GSK and Novartis as shareholders and ordinary course activities (e.g. trade credit, bank account overdraft positions and interest rate and foreign exchange hedging activities)), other than as a reserved matter with Novartis’ consent.

Dividends are required to be paid by the Consumer Healthcare Joint Venture to the JV Shareholders in proportion to their respective shareholdings in respect of each half-yearly accounting period, subject to the availability of distributable reserves and there being no outstanding Shareholder Loans.

d)	JV Put Option

Under the SHA, Novartis is entitled to exercise the JV Put Option, which became exercisable on 2 March 2018 and will expire on 2 March 2035, subject to certain prohibited periods in which it is not capable of exercise.

The JV Put Option may be exercised in a maximum of four tranches, in respect of either (i) 7.5 per cent. of the share capital of the Consumer Healthcare Joint Venture or (ii) 100 per cent. of Novartis’ then-current shareholding or, in any fourth tranche, 14 per cent. of the JV Shares (or such other amount as is, at that time, equal to 100 per cent. of Novartis’ shareholding).

The price payable for the relevant shares is the then-prevailing fully-distributed public trading equity value of those shares (with no premium or discount applied), which would be determined by expert valuations at the time the JV Put Option is exercised, subject to customary adjustments after completion of the acquisition of the relevant shares.

In the event that Novartis exercises the JV Put Option in tranches, Novartis’ representation on the JV Board and any committees of the JV Board reduces proportionately in line with Novartis’ shareholding.

e)	Restrictions on transfer of shares

The SHA includes customary restrictions (and permitted exceptions) on the transfer of GSK and Novartis’ respective interests in the Consumer Healthcare Joint Venture to a third party.

As of 2 March 2018, GSK is entitled to sell its entire holding in the Consumer Healthcare Joint Venture to a third party, provided that Novartis has (i) a right of first refusal to acquire GSK’s shares, and (ii) a tag right to require a third party purchaser of GSK’s shares to purchase Novartis’ shares at the same per share price.

Following expiry of the JV Put Option, Novartis will be free to sell its entire holding in the Consumer Healthcare Joint Venture to a third party, subject to GSK having a right of first refusal to purchase Novartis’ holding.

f)	Transfer of shares on default

The SHA provides that if certain events of default occur in relation to the GSK JV Shareholder or either of the Novartis JV Shareholders, the non-defaulting JV Shareholder may require the defaulting JV Shareholder to sell its shareholding in the Consumer Healthcare Joint Venture to the non-defaulting JV Shareholder at a default price to be calculated in accordance with the SHA.

Events of default for these purposes include (i) material or persistent breach of the restrictions on transfer of shares contained in the SHA by any JV Shareholder, and (ii) the commencement of any procedure with a view to the liquidation, winding-up, administration or bankruptcy of any JV Shareholder (or any of its parent undertakings) (or analogous proceedings).

g)	Termination

The SHA terminates immediately in the event that only the GSK Group or only the Novartis Group remain holding shares in the Consumer Healthcare Joint Venture. Accordingly, the SHA will terminate upon Completion.

6.2	Financing

GSK entered into a facilities agreement as a borrower and as a guarantor with, amongst others, the Lenders and GlaxoSmithKline LLC (as an additional borrower) (the “US Borrower”, together with the Company the “Borrowers”) on 27 March 2018, pursuant to which the Lenders agreed to make available to the Borrowers loans of up to $8,000,000,000 and £3,500,000,000 for the purposes of funding the Transaction Consideration payable at Completion. To the extent that the Borrowers use the facilities in order to fund all or part of the Transaction Consideration, the loans will be repayable in full by the Borrowers, save where the Borrowers exercise an option to extend the maturity of a loan (and subject to the compliance of certain terms of the facilities): (i) if the loan is a facility A loan (being a loan originally denominated as a USD commitment of the lenders), on the date falling 364 days after the earlier of (a) first drawdown; or (b) 6 months following the signing date; and (ii) if the loan is a facility B loan (being a loan originally denominated as a GBP commitment of the lenders), on the date falling 18 months after the earlier of (a) first drawdown; or (b) 6 months following the signing date.

The Borrowers have agreed, pursuant to the terms of the facilities agreement, not to (and to procure that none of their Material Subsidiaries shall) grant security upon the whole or part of its property, assets or revenues, present or future (subject to certain exceptions). The facilities agreement includes additional terms which are customary for a financing of this nature, including, without limitation, an obligation to comply with the terms of the documents relating to the Transaction and to comply with all laws to which it may be subject, if failure so to comply would materially impair its ability to perform its obligations in respect of the facilities. The obligations of the Borrowers (including any additional borrowers which may accede to the facilities agreement after the date on which it was entered into) are guaranteed by GSK.

Any post-Completion adjustments to the Transaction Consideration that require the Company to pay additional amounts in cash to Novartis, as well as the costs and expenses of the Transaction, are expected to be paid using GSK’s available cash resources.

7.	Related party transactions

By virtue of Novartis being a related party of GSK under the Listing Rules, the Break Fee arrangement under the Put Option Implementation Agreement (details of which are set out in paragraph 1.4 of Part 2) constituted a smaller related party transaction within LR 11.1.10R of the Listing Rules.

GSK has obtained written confirmation from Citi, Greenhill and J.P. Morgan Cazenove as joint sponsors, that the terms of the relevant arrangement is fair and reasonable as far as GSK shareholders are concerned.

8.	Consents

Citi has given and has not withdrawn its written consent to the references to its name in the form and context in which they appear in this document.

Greenhill has given and has not withdrawn its written consent to the references to its name in the form and context in which they appear in this document.

J.P. Morgan Cazenove has given and has not withdrawn its written consent to the references to its name in the form and context in which they appear in this document.

9.	Documents on display

Copies of the following documents will be available for inspection during normal business hours on any Business Day free of charge at the registered office of the Company at 980 Great West Road, Brentford, Brentford, Middlesex TW8 9GS and at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY, from the date of this document until the conclusion of the General Meeting:

(i)	the memorandum and Articles of Association of the Company;

(ii)	the Put Option Implementation Agreement;

(iii)	the audited financial statements of the GSK Group for FY2016 and FY2017;

(iv)	the written consents referred to in paragraph 8 above; and

(v)	a copy of this document and the Form of Proxy.

Dated 13 April 2018

DEFINITIONS

The following definitions apply throughout this document unless the context requires otherwise:

“Adjusted Earnings”	means Total Earnings, excluding Adjusting Items;

“Adjusted Operating Profit”	means total operating profit, excluding Adjusting Items;

“Adjusting Items”	means amortisation and impairment of intangible assets (excluding computer software) and goodwill; major restructuring costs, including those costs following material acquisitions; significant legal charges (net of insurance recoveries) and expenses on the settlement of litigation and government investigations; transaction-related accounting adjustments for significant acquisitions; and other items, including disposals of associates, products and businesses and other operating income other than royalty income, together with the tax effects of all of these items, where appropriate, and the impact of the enactment of the US Tax Cuts and Jobs Act in 2017

“ADR”	means American Depositary Receipts of GSK issued under the Deposit Agreement;

“ADR Voting Instruction Form”	means the voting form for use by holders of ADRs to vote at the General Meeting;

“AER”	has the meaning given on page 6 of this document;

“Articles of Association”	means the articles of association of the Company;

“Board” or the “Directors”	means the directors of the Company whose names are set out in paragraph 3 of Part 4 of this document (or, where the context requires, the directors of the Company from time to time);

“Break Fee”	has the meaning given in paragraph 4 of Part 1;

“Cancellation”	means the reduction of the share capital of the Consumer Healthcare Joint Venture by way of cancellation of the Novartis JV Shares in accordance with the procedure set out under section 641(1)(a) of the Companies Act;

“CER”	has the meaning given on page 6 of this document;

“Circular”	means this document;

“Citi”	means Citigroup Global Markets Limited;

“Companies Act”	means the Companies Act 2006, as amended from time to time;

“Company” or “GSK”	means GlaxoSmithKline plc;

“Completion”	means completion of the Transaction;

“Consumer Healthcare Joint Venture”	means GlaxoSmithKline Consumer Healthcare Holdings Limited, a company registered in England under number 08998608 whose registered office is at 980 Great West Road, Brentford, Middlesex TW8 9GS, being the consumer healthcare company owned by GSK and Novartis, together with its subsidiaries;

“Consumer Healthcare Segment”	means the reported consumer healthcare operating segment of GSK, which includes the Consumer Healthcare Joint Venture and

GSK’s Indian and Nigerian publicly-listed businesses, as well as some local go-to-market capabilities in smaller territories where this activity is shared with GSK’s pharmaceutical business and also includes certain administrative and central costs that are not allocated to the Consumer Healthcare Joint Venture, but excludes any allocation of the Group’s Adjusting Items;

“Consumer Healthcare Segment Operating Profit Margin”	means the part of the Group’s Adjusted Operating Profit attributable to the Consumer Healthcare Segment expressed as a percentage of the Consumer Healthcare Segment’s turnover;

“CREST”	means the paperless settlement procedure operated by Euroclear enabling system securities to be evidenced otherwise than by certificates and transferred otherwise than by written instrument;

“CREST Manual”	means the rules governing the operation of CREST as published by Euroclear;

“CREST Proxy Instruction”	means a proxy appointment or instruction made via CREST, authenticated in accordance with Euroclear’s specifications and containing the information set out in the CREST Manual;

“CREST Shareholders”	means Shareholders holding Ordinary Shares in CREST in uncertificated form;

“Deposit Agreement”	means the deposit agreement dated 6 April 2015 between GSK, the Depositary and the owners and holders of ADRs issued thereunder;

“Depositary”	means the Bank of New York Mellon as depositary under the Deposit Agreement;

“Disclosure Guidance and Transparency Rules”	means the rules made by the FCA in its capacity as the UK Listing Authority under Part VI of FSMA (and contained in the UK Listing Authority’s publication of the same name), as amended from time to time;

“Equiniti”	means Equiniti Limited, Aspect House, Spencer Road, Lancing BN99 6DA;

“EU”	means the European Union;

“Euroclear”	means Euroclear UK & Ireland Limited, the operator of CREST;

“FCA”	means the Financial Conduct Authority;

“Form of Proxy”	means the form of proxy enclosed with this document for use by Shareholders in connection with the General Meeting;

“FSMA”	means the Financial Services and Markets Act 2000, as amended from time to time;

“FY2016”	means the year ended 31 December 2016;

“FY2017”	means the year ended 31 December 2017;

“General Meeting”	means the general meeting of the Company, to be held at the QEII Centre, Broad Sanctuary, Westminster, London, SW1P 3EE at 3.30p.m. (or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned) on Thursday 3 May 2018, or any adjournment thereof, notice of which is set out at the end of this document;

“Greenhill”	means Greenhill & Co. International LLP;

“GSK Board Recommendation”	means the recommendation of the Board set out in paragraph 12 of Part 1;

“GSK Group” or “Group”	means the Company together with its subsidiaries and subsidiary undertakings;

“GSK JV Shareholder”	means either (i) Setfirst Limited, a wholly-owned subsidiary of the Company and/or (ii) any other member of the GSK Group to whom all or some of the GSK JV Shares are transferred in accordance with the terms of the Shareholders’ Agreement and/or the Put Option Implementation Agreement;

“GSK JV Shares”	means the 63,500 A ordinary JV Shares that are held by the GSK JV Shareholder;

“J.P. Morgan Cazenove”	means J.P. Morgan Securities plc;

“JV Board”	means the board of directors of the Consumer Healthcare Joint Venture;

“JV Put Option”	means Novartis’ right to require GSK to purchase its stake in the Consumer Healthcare Joint Venture, as described in more detail in paragraph 3.3 of Part 1;

“JV Shareholders”	means the GSK JV Shareholder and the Novartis JV Shareholders;

“JV Shares”	means the issued share capital of the Consumer Healthcare Joint Venture, comprising 63,500 A ordinary shares and 36,500 B ordinary shares;

“Latest Practicable Date”	means 11 April 2018, being the latest practicable date prior to publication of this document;

“Lenders”	means, as at the date of this document, Barclays Bank PLC, Citibank, N.A., London Branch, Citicorp North America Inc. and JPMorgan Chase Bank N.A., London Branch;

“Listing Rules”	means the rules made by the FCA in its capacity as the UK Listing Authority under Part VI of FSMA (and contained in the UK Listing Authority’s publication of the same name), as amended from time to time;

“LSE”	means London Stock Exchange plc;

“Material Subsidiaries”	means a subsidiary of the Company whose total assets or total profits before interest payable and tax (“Gross Profits”) (attributable to the Company) represent 10 per cent. or more of the consolidated total assets or consolidated Gross Profits (as the case may be) of the Company and its subsidiaries as reflected in the latest published audited consolidated financial statements of the Company. Total assets and total Gross Profits will, for this purpose, exclude assets and profits eliminated in the consolidated financial statements referred to in the previous sentence;

“Member State”	means a member state of the European Union;

“Moody’s”	means Moody’s Investors Service, Inc.;

“Notice”	means the notice of the General Meeting which is set out at the end of this document;

“Ordinary Shares” or “Shares”	means ordinary shares of 25 pence each in the capital of the Company;

“Novartis”	means Novartis AG;

“Novartis Group”	means Novartis together with its subsidiaries and subsidiary undertakings;

“Novartis JV Directors”	means the directors of the Consumer Healthcare Joint Venture who have been nominated by Novartis;

“Novartis JV Shareholders”	means (i) Novartis Holding AG and Novartis Finance Corporation, both of whom are wholly-owned subsidiaries of Novartis and/or (ii), where the context requires, any other member of the Novartis Group to whom the Novartis JV Shares are or may be transferred in accordance with the terms of the Shareholders’ Agreement and/or the Put Option Implementation Agreement;

“Novartis JV Shares”	means the 36,500 B ordinary JV Shares that are held by the Novartis JV Shareholders;

“OTC”	means over-the-counter healthcare products;

“Prospectus Rules”	means the rules made by the FCA in its capacity as the UK Listing Authority under Part VI of FSMA (and contained in the UK Listing Authority’s publication of the same name), as amended from time to time;

“Put Option Implementation Agreement”	means the put option implementation agreement between the Company, the GSK JV Shareholder, Novartis, the Novartis JV Shareholders and the Consumer Healthcare Joint Venture dated 27 March 2018 relating to the Transaction, as more fully described in Part 2;

“R&D”	means research and development;

“Resolution”	means the ordinary resolution in respect of the Transaction set out in the Notice;

“Risk Factors”	means the risk factors set out in Part 3 of this document;

“S&P”	means S&P Global Inc.;

“Shareholder”	means a holder, for the time being of Ordinary Shares;

“Shareholder Loans”	means any loans granted by any of the JV Shareholders to the Consumer Healthcare Joint Venture pursuant to and in accordance with the terms of the Shareholders’ Agreement;

“Shareholders’ Agreement” or “SHA”	means the shareholders’ agreement in relation to the Consumer Healthcare Joint Venture, between GSK, the GSK JV Shareholder, Novartis, the Novartis JV Shareholders and the Consumer Healthcare Joint Venture, originally dated 2 March 2015, as amended on 30 June 2015, 13 August 2015 and 23 June 2016;

“Total Earnings”	means GSK’s total profit attributable to Shareholders, calculated in accordance with International Financial Reporting Standards;

“Transaction”	means the transaction to buy out the Novartis JV Shareholders’ interests in the Consumer Healthcare Joint Venture, proposed to be effected by the Cancellation of the Novartis JV Shares (or such other means as are agreed to transfer the Novartis JV Shares to the GSK JV Shareholder) in consideration for the payment by the Consumer Healthcare Joint Venture (or the GSK JV Shareholder, as applicable) to the Novartis JV Shareholders of the Transaction Consideration, subject to and in accordance with the terms and conditions contained in the Put Option Implementation Agreement (as more fully described in Part 2), and following and as a result of which the GSK Group will own the entire issued share capital of the Consumer Healthcare Joint Venture;

“Transaction Consideration”	means $13 billion, subject to the adjustments described in paragraph 1.7 of Part 2;

“UK” or “United Kingdom”	means the United Kingdom of Great Britain and Northern Ireland;

“UK Listing Authority” or “UKLA”	means the FCA acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000; and

“United States” or “US”	means the United States of America.

GlaxoSmithKline plc

(Registered in England and Wales No. 3888792)

NOTICE OF GENERAL MEETING

NOTICE IS HEREBY GIVEN that a GENERAL MEETING of GlaxoSmithKline plc (the “Company”) will be held at the QEII Centre, Broad Sanctuary, Westminster, London SW1P 3EE at 3.30p.m. on Thursday 3 May 2018 (or as soon thereafter as the Company’s annual general meeting convened for that date has concluded or been adjourned) for the purposes of considering and, if thought fit, passing the following resolution, which will be proposed as ordinary resolution.

ORDINARY RESOLUTION

1.	THAT the Transaction (as defined and summarised in the circular sent to shareholders on 13 April 2018 (the “Circular”)) to be implemented in accordance with the terms and conditions contained in the Put Option Implementation Agreement (as defined and summarised in the Circular) entered into by, among other parties, the Company and Novartis AG and the associated and ancillary agreements and arrangements relating thereto, be and are hereby approved for the purposes of Chapter 11 of the Listing Rules of the Financial Conduct Authority, and that the Directors of the Company (or a duly authorised committee thereof) be and are hereby authorised to:

a.	take all such steps, execute all such agreements and make all such arrangements as may seem to them necessary, expedient or desirable for the purpose of giving effect to, or otherwise in connection with, the Transaction and/or the associated and ancillary agreements and arrangements relating thereto; and

b.	agree and make such modifications, variations, revisions, waivers or amendments in relation to any of the foregoing (provided that such modifications, variations, revisions, waivers or amendments are not material) as they may in their absolute discretion think necessary, expedient or desirable.

Dated 13 April 2018

By order of the Board

Victoria Whyte

Company Secretary

GlaxoSmithKline plc

Registered Office:

980 Great West Road

Brentford

Middlesex

TW8 9GS

Notes:

1.	The Resolution at the General Meeting will be decided by poll as required by the Company’s Articles of Association. This is a more transparent method of voting as shareholder votes are counted according to the number of shares held and this will ensure an exact and definitive result.

2.	Shareholders are entitled to appoint one or more proxies to attend the General Meeting, and to speak and vote on his or her behalf, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A proxy need not be a member of the Company.

3.
a.	To appoint a proxy you may:

i.	complete the Form of Proxy enclosed with this Circular, which should be returned directly to Equiniti at the address given in Note 3(e); or

ii.	if you have a Shareview portfolio, register your vote electronically by visiting www.shareview.co.uk, and log onto your portfolio using you user ID and password. Once logged in, simply click “View” on the “My Investments” page, click on the link to vote then follow the on screen instructions; or

iii.	register the appointment of your proxy electronically using the internet by logging on to www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your Form of Proxy enclosed with this Circular and following the instructions provided. Please note that any electronic communication sent to Equiniti in respect of the appointment of a proxy that is found to contain a computer virus will not be accepted; or

iv.	if your hold your shares in uncertificated form in CREST, you may utilise the CREST electronic proxy appointment service by using the procedures described in the CREST Manual. CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a service provider or providers, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf. Further details of voting via CREST are given on page 37.

b.	The proxy appointment must be received by the Company’s registrars, Equiniti, by 3.30p.m. on Tuesday 1 May 2018.

c.	The “Vote withheld” option is provided to enable a member to withhold his or her vote on the Resolution. It should be noted that a vote withheld is not a vote in law and will not be counted in the calculation of the proportion of votes “For” or “Against” each of the Resolution.

d.	If you do not have a Form of Proxy and believe that you should have been sent one, or if you require additional proxy forms, please contact Equiniti on one of the numbers given in Note 3(e).

e.	The return of a completed Form of Proxy, other instrument, or any CREST Proxy Instruction will not prevent a member from attending the General Meeting and voting in person if he or she wishes to do so.

Equiniti	can be contacted using the following details:

Equiniti	Limited
Aspect	House
Spencer	Road
Lancing,	BN99 6DA

Tel:	0371 384 2991 (in the UK)*
Tel:	+ 44 (0)121 415 7067 (outside the UK)

*	Lines are open from 8.30 a.m. to 5.30 p.m., UK time, Monday to Friday, excluding public holidays in England and Wales.

f.	In the case of joint Shareholders where one or more of the joint Shareholders purports to appoint a proxy, only the vote of the first named in the register of members of those who have purported to appoint a proxy shall be accepted.

4.	Holders of the Company’s American Depositary Shares evidenced by American Depositary Receipts (“ADRs”) may exercise their votes through the Depositary, BNY Mellon. Such holders wishing to attend the General Meeting should obtain prior authority by being nominated an “Appointed Proxy” by the Depositary, who can be contacted at:

BNY	Mellon Shareowner Services
PO	Box 505000
Louisville,	KY 40233-5000

Overnight	correspondence should be sent to:

BNY	Mellon Shareowner Services
211	Quality Circle,
Suite	210College Station, TX 77845

www.mybnymdr.com

Tel: 1 877 353 1154 (US toll free)

Tel: + 1 201 680 6825 (outside the US)

5.	Participants in the Company’s Corporate Sponsored Nominee service may exercise their votes through the Company’s registrars, Equiniti, by using the Form of Direction enclosed with this Notice, which should be returned direct to Equiniti at the address in Note 3(e) above. Please note that the Form of Direction must be received by 5.00 p.m. on 27 April 2018.

6.	Any person to whom this Notice is sent who is a person nominated under section 146 of the Companies Act to enjoy information rights (a “Nominated Person”) may, under an agreement between him/her and the member by whom he/she was nominated, have a right to be appointed (or to have someone else appointed) as a proxy for the General Meeting. If a Nominated Person has no such proxy appointment right or does not wish to exercise it, he/she may, under any such agreement, have a right to give instructions to the member as to the exercise of voting rights.

7.	The statement of the rights of members in relation to the appointment of proxies in Notes 2 and 3 above does not apply to Nominated Persons. The rights described in those Notes can only be exercised by members of the Company.

8.	To be entitled to attend and vote at the General Meeting, members must be entered on the Register of Members of the Company at 6.30 p.m. (London time) on Tuesday 1 May 2018, or, in the event of any adjournment, 6.30 p.m. (London time) on the date which is two business days before the time of the adjourned meeting. Members may cast votes only in respect of shares of which they were registered holders at such time, and changes to the Register of Members after the relevant deadline shall be disregarded in determining the rights of any person to attend and vote at the General Meeting.

9.	The total number of issued ordinary shares of the Company (including those underlying ADRs) as at 11 April 2018 (being the latest practicable date prior to publication of this Notice) was 5,373,736,008 (with 414,605,950 ordinary shares held in treasury). The total number of voting rights in relation to the Company as at 11 April 2018 was 4,959,130,058.

10.	Any corporation which is a member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a member provided that, if there is more than one corporate representative, they do not do so in relation to the same shares.

11.	Members may not use any electronic address provided either in this Notice or any related documents (including the Circular and Form of Proxy) to communicate with the Company for any purposes other than those expressly stated.

12.	A copy of the Circular, including this Notice, and other information required by section 311A of the Companies Act, can be found at www.gsk.com.

13.	Any member, proxy or joint shareholder attending the General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the General Meeting but no such answer need be given if (i) to do so would interfere unduly with the preparation for the General Meeting or involve the disclosure of confidential information, (ii) the answer has already been given on a website in the form of an answer to a question, or (iii) it is undesirable in the interests of the Company or the good order of the General Meeting that the question be answered.

14.	In the case of joint shareholders where one or more of the joint shareholders purports to appoint a proxy, only the vote of the first named in the register of members of those who have purported to appoint a proxy shall be accepted.

15.	To be admitted to the General Meeting, shareholders are asked to present their attendance card (which is attached to the Form of Proxy) or present proof of identity.

16.	On arrival at the place of the General Meeting, all those entitled to vote will be required to register and collect a poll card.

Further information on how to vote electronically

Voting using Shareview

If you have a Shareview portfolio, you may register your vote electronically by visiting www.shareview.co.uk, and log onto your portfolio using your user ID and password. Once logged in, simply click “View” on the “My Investments” page, click on the link to vote then follow the on screen instructions.

Voting using Sharevote

You may register your vote electronically by logging on to www.sharevote.co.uk using the Voting ID, Task ID and Shareholder Reference Number (SRN) printed on your enclosed Form of Proxy and following the instructions provided. If you would like to cast your vote electronically you need to do so by 3.30p.m. on Tuesday 1 May 2018.

Voting using CREST’s electronic proxy appointment service

If you hold your shares in uncertificated form in CREST you may use the electronic proxy appointment service operated by CREST to appoint a proxy or proxies and register your vote. CREST members who wish to appoint a proxy or proxies by utilising the CREST electronic proxy appointment service may do so for the General Meeting and any adjournment(s) thereof by utilising the procedures described in the CREST Manual (available via www.euroclear.com). CREST Personal Members or other CREST Sponsored Members, and those CREST members who have appointed a voting service provider or providers, should refer to their CREST sponsor or voting service provider(s), who will be able to take the appropriate action on their behalf.

For a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with Euroclear’s specifications and must contain the information required for such instructions, as described in the CREST Manual.

The message, regardless of whether it constitutes the appointment of a proxy or is an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the issuer’s agent Equiniti ID RA19 by 3.30p.m. on Tuesday 1 May 2018.

For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which the issuer’s agent is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CREST members and, where applicable, their CREST sponsors or voting service providers should note that Euroclear does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions.

It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST Personal Member or Sponsored Member or has appointed a voting service provider or providers, to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: April 13, 2018

By:	/s/ Simon Dingemans
Simon Dingemans Authorised Signatory for and on behalf of GlaxoSmithKline plc